Exhibit 99.3

Concord Medical Services Holdings Limited

(the “Company”)

PROXY

I/We*                                                                                                                                                                                                         (name) of                                                                                                                                                                                                                                                          (address), the holder of                                                         (number) Class A ordinary shares and                                                        (number) Class B ordinary shares in the Company, hereby appoint                                                     (name) of                                                                                                                                                                  (address) and/or* failing him/her*,                                                                                                                                                                                                                                        (name) of                                                                                                                                                                                                                  (address), or failing him/her/them*, the Chairman of the meeting as my/our proxy/proxies* to attend on my/our* behalf at the annual general meeting of the Company to be held on December 26, 2023 at 10:00 a.m. (Beijing time) at Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, P.R. China, and at any adjournment thereof.

*Please delete as appropriate.

NOTES

1.	To be effective, this form of proxy must be duly completed, signed and delivered to Room 26A1-26A5, East Tower, Hanwei Building, No. 7 Guanghua Road, Chaoyang District, Beijing, P.R. China for the attention of director Yang Jianyu or emailed to botao.shi@ccm.cn no later than the time for holding the meeting or the adjourned meeting at which the proxy is to be used.

2.	Any alterations made to this form of proxy should be initialled.

3.	In the case of a corporation, this instruction should be given under its Common Seal or under the hand of an officer, attorney or other person duly authorised in writing to sign the same.

Date:

Signed by or on behalf of the above named

Name: